NO ACT

DC

[redacted]

14005290

P.E. 12/31/2013

Act: 1934
Section: 15d
Rule:
Public
Availability: 2/26/2014

February 26, 2014

Received SEC

FEB 26 2014

Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Actavis, Inc.
Incoming letter dated February 25, 2014

Based on the facts presented, the Division will not object if Actavis stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2013. We assume that, consistent with the representations made in your letter, Actavis will file a certification on Form 15 making an appropriate claim under Exchange Act Rule 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2013.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Kim McManus
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

February 26, 2014

Mail Stop 4561

R. Scott Shean
Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925

Re: Actavis, Inc.

Dear Mr. Shean:

In regard to your letter of February 25, 2014, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Acting Chief Counsel

650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

LATHAM&WATKINS LLP

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Securities Exchange Act of 1934
Section 15(d) and Rule 12h-3

February 25, 2014

Office of Chief Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Kim McManus, Special Counsel

RE: Actavis, Inc. and Actavis plc

Ladies and Gentlemen:

We are writing on behalf of Actavis, Inc., a Nevada corporation ("***Actavis***") to request that a letter be issued advising Actavis that the staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concurs with Actavis's view that the updating of Actavis's registration statement on Form S-3ASR (No. 333-184122) (the "***Registration Statement***"), pursuant to which the Actavis Debt (as defined herein) was issued, pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "***Securities Act***"), during the fiscal year ended December 31, 2013 would not preclude Actavis from utilizing Rule 12h-3 ("***Rule 12h-3***") under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), to suspend its obligation to file with the Commission periodic and current reports required under Section 15(d) of the Exchange Act ("***Section 15(d)***") and the rules and regulations promulgated thereunder, including its Annual Report on Form 10 -K for the fiscal year ended December 31, 2013 (the "***2013 10-K***").[1]

[1] On January 7, 2014 Actavis filed a Form 15 pursuant to Rule 12h-3 with respect to the Actavis common shares (as defined herein) and on February 25, 2014 Actavis filed a Form 15 pursuant to Rule 12h-3 with respect to the Actavis preferred shares (as defined herein).

As discussed below, we respectfully submit that the relief requested hereby is similar to relief the Staff has granted to registrants in the past, in positions similar to that of Actavis. (*See, e.g., China Shenghuo Pharmaceutical Holdings, Inc.* (available July 20, 2013), *Intraop Medical Corporation* (available May 12, 2010) and *Wyeth* (available November 4, 2009)). The relief requested hereby is that Actavis will not be required to file its 2013 10-K after filing a Form 15 with respect to the Actavis Debt prior to the due date for the 2013 10-K. Actavis continued to comply with its reporting obligations under Section 15(d) through the end of the fiscal year in which the Registration Statement was updated, and will file with the Commission all required periodic and current reports that are due prior to the date Actavis files a Form 15 with respect to the Actavis Debt. Actavis intends to file a Form 15 with respect to the Actavis Debt upon receipt of the Staff's concurrence that it will not recommend enforcement action under the conditions set forth in this letter.

Except as otherwise set forth herein, the information in this letter regarding Actavis is as provided to us by Actavis. Actavis has authorized us to make the statements set forth in this letter on its behalf.

Background

On October 1, 2013, Actavis plc, a public limited company organized under the laws of Ireland ("***New Actavis***") consummated the acquisition of Warner Chilcott plc ("***Warner Chilcott***") by means of a scheme of arrangement under Irish law (the "***Scheme of Arrangement***"). Under the Scheme of Arrangement, New Actavis acquired all of the outstanding shares of Warner Chilcott from the Warner Chilcott shareholders in exchange for ordinary shares issued by New Actavis (such transaction, the "***Acquisition***"), and, simultaneously with the consummation of the Acquisition, a wholly owned subsidiary of New Actavis merged with and into Actavis, as a result of which the separate corporate existence of the wholly owned subsidiary ceased and Actavis continued as the surviving corporation (such transaction, the "***Merger***" and, together with the Acquisition, the "***Transaction***"). Following the Transaction, each of Actavis and Warner Chilcott are wholly owned subsidiaries of New Actavis.

New Actavis is a global, integrated specialty pharmaceutical company focused on developing, manufacturing and distributing generic, brand and biosimilar products.

As of September 30, 2013, Actavis had $4.717 billion in outstanding debt securities (after subtracting for certain discounts) issued under five series of notes (the "***Actavis Debt***"), in each case, pursuant to the Registration Statement.[2] None of the Actavis Debt was registered or required to be registered pursuant to Section 12 of the Exchange Act. As of the date of this letter, each class of the Actavis Debt is held of record by less than 300 persons.

[2] The Actavis Debt consists of the following outstanding series of term indebtedness: $1,200 million 1.875% Senior Notes due 2017, $1,700 million 3.250% Senior Notes due 2022, $1,000 million 4.625% Senior Notes due 2042, $450 million 5.000% Senior Notes due 2014 and $400 million 6.125% Notes due 2019. Actavis redeemed in full the entire aggregate principal amount of its $450 million 5.000% Senior Notes due 2014 on November 5, 2013.

Prior to the completion of the Transaction, Actavis common shares, par value $0.0033 per share ("***Actavis common shares***"), were registered under Section 12(b) of the Exchange Act ("***Section 12(b)***") pursuant to a Form 8-A filed on August 22, 1997 and were listed on the New York Stock Exchange under the symbol "ACT". The Actavis common shares are the only securities issued by Actavis that were or are registered or required to be registered under Section 12. The authorized capital of Actavis consisted of 500,000,000 Actavis common shares and 2,500,000 preferred shares, no par value per share ("***Actavis preferred shares***"), of which, as of September 30, 2013, 133,628,967 Actavis common shares were issued and outstanding and no Actavis preferred shares were issued and outstanding. Since the completion of the Transaction, New Actavis has been the only owner and holder of record of the Actavis common shares. The Actavis common shares and the Actavis Debt are the only outstanding securities issued by Actavis.

On October 1, 2013, Actavis filed post-effective amendments to deregister all of its then-active registration statements, including the Registration Statement, and all unsold securities thereunder. On October 1, 2013, the New York Stock Exchange (the "***NYSE***") filed with the Commission, in accordance with Rule 12d2-2(a) of the Exchange Act, a Form 25 (as amended on October 2, 2013) to remove the Actavis common shares from listing on the NYSE. Pursuant to Rule 12d2-2, the delisting of the Actavis common shares became effective on October 11, 2013, ten days after the Form 25 was filed with the Commission. The effectiveness of the Form 25 revived Actavis's Section 15(d) reporting requirements, because the Actavis common shares were no longer registered under Section 12(b). As a matter of federal securities law, Actavis's current reporting obligation with the Commission derives from Section 15(d). Section 15(d) requires an issuer that has sold securities pursuant to a Securities Act registration statement (such as Actavis) to become a reporting company. On January 7, 2014 Actavis filed a Form 15 pursuant to Rule 12h-3 with respect to the Actavis common shares and on February 25, 2014 Actavis filed a Form 15 pursuant to Rule 12h-3 with respect to the Actavis preferred shares. The outstanding classes of the Actavis Debt constitute the only classes of securities with respect to which Actavis has a reporting obligation under the Exchange Act. Actavis is current in all of its reporting obligations under Section 13 of the Exchange Act.

As mentioned above, Actavis intends to file a Form 15 with respect to the Actavis Debt, pursuant to Rule 12h-3, upon receipt of the Staff's concurrence that it will not recommend enforcement action under the conditions set forth in this letter, to suspend its duty to file reports under Section 15(d) with respect to each class of the Actavis Debt that remains outstanding. No reporting obligation under Section 12(g) of the Exchange Act ("***Section 12(g)***") arose pursuant to Rule 12g-2 of the Exchange Act with respect to the Actavis common shares as a result of the termination of the registration under Section 12(b) because Actavis has never had a class of securities registered under Section 12(g) and, at the time its obligations under Section 12(b) terminated, the Company had no class of securities held of record by 300 or more persons. New Actavis also represents that Actavis will comply with its reporting obligations under Section 15(d) until the filing of such Form 15 with respect to the Actavis Debt.

After the filing by Actavis of a Form 15 with respect to the Actavis Debt, neither the indenture governing the Actavis Debt nor documents related thereto, nor any other contractual obligations, will require Actavis to submit, provide or file reports under the Exchange Act with the Commission (or the indenture trustee) with respect to any class of the Actavis Debt, and Actavis does not intend to do so on a voluntary basis or otherwise. New Actavis provided a guarantee of each class of Actavis Debt in connection with the closing of the Transaction. New Actavis has not and will not rely on Rule 3-10 of Regulation S-X to present condensed consolidating financial information of Actavis to satisfy Actavis's reporting obligations under Section 15(d) and thus, Actavis cannot avail itself of the exemption from the duty to file reports under Section 15(d) that is provided by Rule 12h-5.

Actavis acknowledges that, if on the first day of any subsequent fiscal year there are (a) 300 or more holders of record of the Actavis common shares or any class of the Actavis Debt or (b) 500 or more holders of record of the Actavis common shares or any class of the Actavis Debt and Actavis's total assets have exceeded $10 million on the last day of any of Actavis's three most recent fiscal years, the suspension of reporting obligations under Section 15(d) will lapse, and Actavis will be required to resume periodic reporting under Section 15(d).

Registration Statement

Actavis previously filed with the Commission the Registration Statement. The Registration Statement was automatically updated during 2013 for purposes of Section 10(a)(3) of the Securities Act as a result of the filing of Actavis's annual report on Form 10-K for the year ended December 31, 2012 (the "***2012 10-K***"). Actavis filed a post-effective amendment to deregister the Registration Statement and all unsold securities thereunder on October 1, 2013 and the post-effective amendment was automatically effective upon filing on October 1, 2013.

Actavis does not have any other registration statements on file that registered the offer and sale of the Actavis Debt that became effective or were automatically updated under Section 10(a)(3) of the Securities Act during Actavis's 2013 fiscal year.

Discussion

Under Rule 12h-3, an issuer can suspend its Section 15(d) reporting obligations any time a class of securities is held by fewer than 300 record holders, other than the during the fiscal year within which a registration statement of the issuer became effective or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. To rely on Rule 12h-3, an issuer must certify to the Commission, by filing a Form 15, that it has filed all required reports for the most recent three fiscal years and the portion of the current year preceding reliance on the rule. No issuer may suspend reporting obligations under Section 15(d) unless it has filed all of its periodic and current reports for the shorter of: (a) its most recent three fiscal years and the portion of the current year preceding the filing of the Form 15; or (b) the period since the issuer became subject to reporting obligations. Actavis has filed all reports required through the date hereof under Section 13(a) of the Exchange Act for the period specified in Rule 12h-3(a), and as of the date of this letter, there were less than 300 holders of record of each class of the Actavis Debt. All of Actavis's equity securities are owned by New Actavis. In addition, there were no sales of Actavis Debt pursuant to the Registration Statement during the fiscal year ended December 31,

2013 and Actavis filed a post-effective amendment to deregister the Registration Statement and all unsold securities thereunder on October 1, 2013. *See* Staff Legal Bulletin No. 18, footnote 13 (available March 15, 2010); *International Wire Group, Inc.* (available Nov. 6, 2009).

Rule 12h-3(c) provides that the suspension of an issuer's duty to file reports is not available to any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. The Registration Statement was automatically updated during Actavis's 2013 fiscal year under Section 10(a)(3) of the Securities Act, in connection with the filing of the 2012 10-K. The 2012 10-K filing was deemed to create a new effective date. *See* Staff Legal Bulletin No. 18 (available March 15, 2010). In other words, Rule 12h-3(c) required Actavis to continue to file reports through 2013, the current fiscal year in which the Registration Statement was updated by reference under Section 10(a)(3) upon the filing of Actavis's 2012 10-K. For this reason, Actavis did not file the Form 15 with respect to the Actavis Debt in the fiscal year ended December 31, 2013 following the effectiveness of its Form 25, and instead will file it upon receipt of the Staff's concurrence that it will not recommend enforcement action under the conditions set forth in this letter, during a year in which the Registration Statement will not have been updated. Absent the relief requested by this letter, the 2013 10-K would still be required to be filed after the Form 15 with respect to the Actavis Debt is filed.

We respectfully submit that Actavis's circumstances and background as described herein are consistent with the types of situations in which the Staff has granted relief in the past. In particular:

- *Actavis will meet all requirements of Rule 12h-3(a) and (b) to suspend its duty under Section 15(d) to file reports required by Section 13(a)*: Actavis has filed all reports required by Sections 13(a) and 15(d) for the fiscal years ended December 31, 2010, 2011 and 2012 and the year ended December 31, 2013 to date, including three Quarterly Reports on Form 10-Q, and several Current Reports on Form 8-K, including a Current Report on Form 8-K announcing the completion of the Transaction. Thus, Actavis advises the Staff that as of the date of this letter it is current in its reporting obligations under the Exchange Act and it further acknowledges that as of the date that the Form 15 with respect to the Actavis Debt is filed to suspend its reporting obligations under Sections 13(a) and 15(d) pursuant to Rule 12h-3 with respect to the Actavis Debt, Actavis will have filed with the Commission all reports required by Sections 13(a) or 15(d) prior to such date. Moreover, each outstanding class of Actavis Debt is held of record by fewer than 300 persons.

- *Section 15(d)'s purposes of providing current information to purchasers would not be undermined by granting Actavis relief.* With respect to the Actavis Debt, in the proposing release to revise Rule 12h-3, the Commission stated that the purpose of reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the

Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering."[3] Actavis did not issue any debt securities pursuant to the Registration Statement during the fiscal year ended December 31, 2013. As mentioned above, Actavis filed a post-effective amendment to deregister the Registration Statement and all unsold securities thereunder on October 1, 2013. Accordingly, no investors are or will be able to purchase securities pursuant to the Registration Statement and so the protection of Section 15(d) is no longer necessary for potential purchasers and Actavis is no longer required to update the Registration Statement pursuant to Section 10(a)(3) of the Securities Act. In addition, as mentioned above, New Actavis guarantees all of the outstanding Actavis Debt. New Actavis is a reporting entity and, as of October 1, 2013, is the successor to Actavis under Rule 12g-3(c) ("***Rule 12g-3(c)***") under the Exchange Act, which ensures that the holders of the outstanding Actavis Debt will continue to receive reporting from the parent guarantor of such debt securities. We acknowledge issuers exiting Section 15(d) reporting pursuant to Rule 12h-3 in the year immediately subsequent to a year in which a registration statement was post-effectively amended pursuant to a Section 10(a)(3) update are required to file a Form 10-K for such prior year even where such report is due subsequent to a properly filed Form 15. However, we submit that requiring Actavis, in these circumstances, to file its 2013 10-K would impose a heavy burden on Actavis and New Actavis due to the expense and dedication of management time which would be required to prepare the 2013 10-K.

- *Benefits of reporting do not outweigh the burdens of making such filings:* In the Proposing Release, the Commission noted that Rule 12h-3 suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of reporting by an issuer might not always be commensurate with the burdens imposed." As noted above, New Actavis guarantees all of the outstanding Actavis Debt, is the successor to Actavis under Rule 12g-3(c) as of October 1, 2013, and is a reporting entity. This will ensure that the sophisticated investors who are the holders of the outstanding Actavis Debt will continue to receive reporting from the parent guarantor of such debt securities, which entity's credit the holders of Actavis Debt will rely on going forward. Accordingly, separate reporting by Actavis, a wholly owned subsidiary of New Actavis, does not provide any material benefit to holders of Actavis Debt.

  In addition, the Staff has in several instances recognized that the benefits of reporting when there is less than 300 holders of each other class of debt securities do not outweigh the burdens of making such filings. *See, e.g., Wyeth* (available November 4, 2009); *Anheuser-Busch Cos., Inc.* (available February 18, 2009); UST Inc. (available February 18, 2009) and *Energy East Corporation* (available October 31, 2008).

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[3] *See* Exchange Act Release No. 34-20263 (October 5, 1983) (the "***Proposing Release***"). *See also, e.g., GrandSouth Bancorporation* (available March 24, 2010); *Harrington West Financial Group Inc.* (available March 24, 2010); *PureDepth, Inc.* (available March 8, 2010); *Craftmade International, Inc.* (available January 27, 2010); *DATATRAK International, Inc.* (available August 12, 2009); *Neuro-Hitech, Inc.* (available July 30, 2009); *Interlink Electronics, Inc.* (available March 26, 2009); *Metro One Telecommunications, Inc.* (available March 4, 2009); *I.C. Isaacs & Company, Inc.* (available August 13, 2008); *Questar Assessment, Inc.* (available June 13, 2008).

The preparation of the 2013 10-K following the filing of a Form 15 with respect to the Actavis Debt with the Commission would impose a financial burden on Actavis and would involve significant additional cost and management efforts, especially since Actavis is deeply engaged in the integration of the Warner Chilcott business. Actavis's management estimates that Actavis's incremental costs in connection with the preparation of the 2013 10-K would be expected to be between $2 million and $2.5 million. These incremental costs include: (i) the hiring of additional accounting personnel to assist with the largely manual process of disaggregating the financial information for the legacy Warner Chilcott and Actavis businesses, which are now substantially combined; (ii) fees of Actavis's independent external auditor for creating and fully auditing such stand-alone Actavis financial information; (iii) fees of external legal counsel in connection with the review of the 2013 10-K; (iv) expenses of a financial printer to prepare the 2013 10-K and format it for filing on EDGAR, as well as XBRL-formatting related expenses; (v) the hiring of additional tax personnel to assist with tax disclosure and the calculation of the Actavis effective tax rate for 2013; and (vi) fees for tax-related services of Actavis's independent external auditor in connection with its review of the effective tax rate determination and tax-related disclosure contained in the 2013 10-K. Much of the underlying work necessary to carve out stand-alone financial statements for Actavis from the now-combined legacy businesses would require Actavis management to make a variety of complex accounting judgments and estimates for which significant preparation time would need to be invested, including likely additional consultations with the Staff regarding the overall basis of presentation. Furthermore, the estimate above does not include or attempt to quantify any amounts reflecting the significant amount of management and employee distraction from other pressing tasks and time lost in carrying out the substantial amount of work, oversight and review necessary to prepare and file the 2013 10-K. These are material and "actual" costs that could impact the performance of Actavis in a variety of ways. Such burdens and efforts are disproportionate to the number of record holders of the Actavis Debt and disproportionate to the benefits to be derived given the limited trading activity in the Actavis Debt. As stated above, Actavis's number of record holders of each class of Actavis Debt is less than the 300 persons specified by Rule 12h-3(b)(1)(ii). Furthermore, there were no sales of Actavis Debt pursuant to the Registration Statement during the fiscal year ended December 31, 2013.

It is Actavis's view that the benefit to those few persons holding the Actavis Debt is outweighed by the excessive burden and cost to Actavis of preparing and filing the 2013 10-K. In this instance, very little benefit accrues to the investing public by requiring Actavis to make such filing, especially since the parent guarantor, New Actavis, is the successor to Actavis under Rule 12g-3(c) as of October 1, 2013, and is a reporting entity. Conversely, Actavis would undoubtedly incur substantial time and expense in preparing the 2013 10-K. Actavis believes that the funds spent and management time needed to ensure compliance with Commission regulations could be used more effectively by investing them in internal projects intended to create returns.

- *Prior no action relief granted with respect to Rule 12h-3(c)*: The Staff has recognized that an inflexible interpretation of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein in many other instances.[4] In each of these cases, the Staff concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year, and such issuers immediately ceased filing reports that would otherwise be required under Section 13(a) of the Exchange Act. The Staff has also agreed with this position in situations where the registrant, like Actavis, continued to have classes of debt securities outstanding each held by less than 300 holders.[5]

  In addition, we respectively submit that the relief requested hereby is similar in scope than relief the Staff has granted to registrants in the past, in positions similar to that of Actavis. (*See, e.g., China Shenghuo Pharmaceutical Holdings, Inc.* (available July 20, 2013), *Intraop Medical Corporation* (available May 12, 2010) and *Wyeth* (available November 4, 2009)). Actavis continued to file periodic and current reports that were due through the end of the fiscal year in which the Registration Statement was updated. Furthermore, Actavis will continue to comply with its reporting obligations under Section 15(d) until the filing of a Form 15 with respect to the Actavis Debt upon receipt of the Staff's concurrence that it will not recommend enforcement action under the conditions set forth in this letter.

Conclusion

For the reasons discussed above, we respectfully request, on behalf of Actavis, that the Staff issue a no-action letter advising Actavis that the Staff concurs in Actavis's view that the updating of the Registration Statement during the fiscal year ended December 31, 2013, pursuant to Section 10(a)(3) of the Securities Act, would not preclude Actavis from utilizing Rule 12h-3 to suspend Actavis's duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, immediately upon the filing of a Form 15 with respect to the Actavis Debt prior to the date on which Actavis's 2013 10-K is due pursuant to the Exchange Act, so that Actavis will not be required to

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[4] *See, e.g., China Shenghuo Pharmaceutical Holdings, Inc.* (available July 20, 2013); *Environmental Tectonics* (available March 22, 2013); *Northern Illinois Gas Company* (available January 18, 2013); *Intraop Medical Corporation* (available May 12, 2010); *Harrington West Financial Group Inc.* (available March 24, 2010); *GrandSouth Bancorporation* (available March 24, 2010); *PureDepth, Inc.* (available March 8, 2010); *Craftmade International, Inc.* (available January 27, 2010); *International Wire Group, Inc.* (available November 6, 2009); *Wyeth* (available November 4, 2009); *DATATRAK International, Inc.* (available August 12, 2009); *Neuro-Hitech, Inc.* (available July 30, 2009); *Metro One Telecommunications, Inc.* (available March 4, 2009); *I.C. Isaacs & Company, Inc.* (available August 13, 2008); and *Questar Assessment, Inc.* (available June 13, 2008).

[5] See, e.g., *Wyeth* (available November 4, 2009); *Anheuser-Busch Cos., Inc.* (available February 18, 2009); *Energy East Corporation* (available October 31, 2008); *Bausch & Lomb Incorporated* (available November 6, 2007); *Unocal Corporation* (available October 21, 2005); and *Exxon Mobil Corp.* (available February 7, 2000).

file the 2013 10-K. Upon receipt of the Staff's concurrence that it will not recommend enforcement action under the conditions set forth in this letter, Actavis will file Form 15 certification with respect to the Actavis Debt requesting the suspension of its obligations to file periodic and current reports under Sections 13(a) and 15(d) of the Exchange Act.

Should the Staff disagree with any of the views discussed in this letter, we would appreciate an opportunity to discuss the matter with the Staff before it issues a written response to this letter. You may call the undersigned at (714) 755-8152 or Alexander F. Cohen at (202) 637-2284 with any questions or comments.

Very truly yours,

/s/ R. Scott Shean

R. Scott Shean
of LATHAM & WATKINS LLP